UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

3rd Floor, 1 Ashley Road

Altrincham, Cheshire WA14 2DT

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice of Intent to Delist Securities

On February 28, 2025, Achilles Therapeutics plc (“Achilles” or the “Company”) notified the Nasdaq Stock Market, LLC (“Nasdaq”) of its intent to file a Form 25 with the Securities and Exchange Commission (“SEC”) on March 10, 2025 to effect the voluntary delisting of the Company’s American Depositary Shares (“ADSs”) from Nasdaq. The Company expects the delisting to be effective on March 20, 2025.

Upon delisting from Nasdaq, the Company intends to file a Form 15 with the SEC on or about March 20, 2025 to deregister its ADSs under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s obligation to file periodic reports under the Exchange Act will be suspended immediately upon the filing of the Form 15.

As previously reported, the Company has called a General Meeting for March 20, 2025 to obtain shareholder approval to commence a members’ voluntary liquidation at the time of the passing of the relevant proposal at the General Meeting and is delisting the ADSs in connection therewith, as contemplated by the notice for the General Meeting.

A copy of the press release announcing the Company’s intention to delist and deregister its ADSs is filed as Exhibit 99.1 hereto.

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This Report on Form 6-K, including the exhibits hereto, is incorporated by reference into the Company’s filings under the Securities Act of 1933, as amended (the “Securities Act”) including the Company’s Registration Statements on Forms F-3 (File No. 333-268239) and S-8 (File Nos. 333-278501, 333-270344, 333-263220, and 333-255063) to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

INDEX TO EXHIBITS

Number	Description
99.1	Press Release of Achilles Therapeutics plc dated February 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: February 28, 2025	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer